Exhibit 99.1

LINKTONE REPOSITIONS ITS STRATEGIC BUSINESS FOCUS

Singapore, January 2, 2014 — Linktone Ltd. (OTCQB: LTONY, ASX: LTL) (“Linktone” or the “Company”), a provider of media and entertainment content and services in key strategic markets in Asia, announced today it is repositioning its strategic focus and refining its business vision. This multi-faceted initiative involves concentrating on high growth businesses in China and elsewhere, and transitioning away from telecommunication value-added services in China.

With regard to this initiative, Hary Tanosoedibjo, Chairman and CEO of Linktone, commented, “Our announcement today reflects the next phase of our business’ evolution resulting from our detailed analysis of our core competencies and review of our extensive product portfolio. Given the increasingly challenging regulatory climate in the value-added services market in China coupled with the rapid penetration of smart phones which support a wide variety of other payment modes, we envisage the use of short codes as a payment gateway to be significantly adversely affected. Moreover, we anticipate that the traditional role of service providers as a gateway to content providers will continue to diminish because increasing numbers of content providers are securing short codes directly from the mobile operators, thus bypassing service providers like Linktone.

On the other hand, our digital games business, Letang, and our parenting portal, www.fumubang.com, are demonstrating healthy growth trends. Letang, through Google Play, has extended its reach to many overseas markets, and Letang’s single player games have gained encouraging popularity especially in Russia, Brazil, Mexico and South East Asia. Within China, Letang will continue to license popular intellectual properties and animation characters such as Boonie Bears 熊出没 to develop and distribute mobile online games. Our other digital property, Fumubang, launched in 2012, has been gaining significant momentum among parents in Beijing and Shanghai, and we have plans to replicate the growth in other major cities of China. We intend to make Fumubang the butler in every Chinese parent’s pocket.

Outside of China, we remain focused on growing our social commerce and media content businesses.  Our online news and entertainment portal in Indonesia, Okezone.com, currently has over two million daily users, and we believe its popularity will continue to grow in this country of 250 million people.  In addition, our subsidiary Innoform has established an e-retail business, Happybuys.com, which focuses on bringing popular entertainment related products to consumers worldwide at local prices and has been experiencing an increase in unique visitors and sales.

Our media content business operated by Innoform will also continue to create, license and distribute entertainment content across Southeast Asia and across multiplatforms, including our successful staging of a series of “On the Ground” (OTG) family-focused events in Singapore, Malaysia, Hong Kong and Indonesia.

As such, the Board and I strongly believe that this strategic realignment of Linktone’s business portfolio is essential for enhancing the future value of Linktone. We believe that by focusing our efforts and resources on our growing digital properties, we will solidly position our business to deliver higher returns to our shareholders.”

Linktone has begun the process of transitioning out of the China value-added services business. We foresee the transition to occur over a period of time for the company to fulfill and complete existing commercial obligations and arrangements.  The Company expects the revenue contribution from value-added services to decline significantly while the revenue contribution from the remaining businesses to grow in 2014.

At this stage, it is too early to fully determine the financial ramifications of the Company's new strategic direction, but the Company will monitor and evaluate such ramifications as its plan is implemented, including the impact on its recorded balances of assets and liabilities resulting from restructuring expenses for employee-related and other costs.

ABOUT LINKTONE LTD.

Linktone Ltd. is a provider of rich and engaging services and content to a wide range of traditional and new media consumers and enterprises in Mainland China, Indonesia, Malaysia, Hong Kong and Singapore. Linktone focuses on media, entertainment, communication and edutainment products, which are promoted through the Group’s various nationwide distribution networks, integrated service platforms and multiple marketing sales channels, as well as through the networks of leading mobile operators in Mainland China and Indonesia.

CONTACTS:

Tan Peck Joo, CFO/ Poh Shih Yin, Regional Financial Controller
Tel: +65 6840 3588/ +65 6840 3503
Email: pjtan@ltongroup.com/ shihyin@ltongroup.com

FORWARD-LOOKING STATEMENTS

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar statements. The accuracy of these statements may be impacted by a number of risks and uncertainties and you should not place undue reliance on these statements.  Linktone does not undertake any obligation to update this forward-looking information, except as required under applicable law.